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                               March 20, 2023

       Haogang Yang
       Chief Executive Officer
       Global Mofy Metaverse Ltd
       No. 102, 1st Floor, No. A12, Xidian Memory Cultural and Creative Town Gaobeidian Township, Chaoyang District, Beijing
       People   s Republic of China, 100000

                                                        Re: Global Mofy
Metaverse Ltd
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed March 7, 2023
                                                            File No. 333-268553

       Dear Haogang Yang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 28, 2023 letter.

       Form F-1/A

       Dilution, page 62

   1. We note your table on page 65. Please explain why the total consideration received is
                                                        $11,112,228. In this
respect, it appears that the total consideration received is
                                                        $22,112,228.
       Consolidated Financial Statements
       Note 12. Subsequent Events, page F-27

   2. Please clarify your disclosures that state "All of the $1.5 million was at the end of
                                                        November 2022."
 Haogang Yang
Global Mofy Metaverse Ltd
March 20, 2023
Page 2
3. Please revise to disclose in this section that on February 10, 2023, the Company entered into a share purchase agreement with Anguo Jijian Enterprise Management Co., Ltd
      (   Anguo   ), Anjiu Jiheng Enterprise Management Co., Ltd (   Anjiu   ),
and Anling
      Management Co., Ltd (   Anling   ), pursuant to which you issued 740,829,
740,829, and
      444,497 ordinary shares of the Company, par value US$0.000002, to Anguo, Anjiu, and
      Anling, respectively, for an aggregate issue price of $9.1 million (RMB65,000,000).
       You may contact Morgan Youngwood, Senior Staff Accountant, at 202-551-3479 or
Stephen Krikorian, Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Marion Graham, Staff
Attorney, at 202-551-6521 or Larry Spirgel, Office Chief, at 202-551-3815 with any other questions.



                                                           Sincerely,
FirstName LastNameHaogang Yang
                                                           Division of
Corporation Finance
Comapany NameGlobal Mofy Metaverse Ltd
                                                           Office of Technology
March 20, 2023 Page 2
cc:       Yarona L. Yieh
FirstName LastName